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                          January 28, 2022

       Ronald Lloyd
       President and Chief Executive Officer
       Aziyo Biologics, Inc.
       12510 Prosperity Drive, Suite 370
       Silver Spring, MD 20904

                                                        Re: Aziyo Biologics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 21,
2022
                                                            File No. 333-262295

       Dear Mr. Lloyd :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wesley C. Holmes, Esq.